UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-09305

_________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STIFEL FINANCIAL CORP.

One Financial Plaza

501 North Broadway

St. Louis, MO 63102

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Contents

Page
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-12

Supplemental Schedules:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14
Schedule H, Line 4j - Schedule of Reportable Transactions	15
Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Administrative Committee

Stifel, Nicolaus Profit Sharing 401(k) Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 17, 2011

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Investments, at fair value	$284,621,166	$226,283,347
Receivables:
Notes receivable from participants	5,462,378	4,915,646
Employer contributions	3,500,363	2,727,903
Participant contributions	337,472	271,684
Total receivables	9,300,213	7,915,233
Net assets available for benefits	$293,921,379	$234,198,580

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009

Additions
Interest and dividends	$2,641,897	$2,097,944
Net appreciation in fair value of investments	26,736,531	42,735,529
Net investment income	29,378,428	44,833,473

Interest income from participant loans	282,378	254,050
Contributions:
Participants	33,547,277	24,965,471
Rollovers	5,224,054	28,428,576
Employer	3,418,223	2,685,500
Total contributions	42,189,554	56,079,547
Total additions	71,850,360	101,167,070
Deductions
Benefits paid to participants	12,101,466	11,598,097
Administrative expenses	26,095	22,185
Total deductions	12,127,561	11,620,282

Net increase	59,722,799	89,546,788
Net assets available for benefits at beginning of year	234,198,580	144,651,792
Net assets available for benefits at end of year	$293,921,379	$234,198,580

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

NOTE 1 - Description of the Plan

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Administrative Committee, whose members are appointed by the Company's Board of Directors. Prudential Retirement Insurance and Annuity Company ("Prudential" or the "Trustee") is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document. Annual participation amounts are limited to $16,500 of salary deferrals for the year ended December 31, 2010 ($22,000 for participants 50 year old and older), as determined by the Internal Revenue Service. For the years ended December 31, 2010 and 2009, the Company's Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company's contribution to the participant's individual account is credited at the end of the year.  This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2010 and 2009.  The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2010 or 2009.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company's matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of Stifel Financial Corp. (the "Parent"), various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants' nonvested accounts may be used at the Company's discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing lending rates determined by the Administrative Committee. Principal and interest is paid ratably through payroll deductions.

As a result of the adoption of the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("Update") 2010-25, "Plan Accounting-Defined Contribution Plans," the Plan retrospectively classified participant loans as notes receivable from participants in the statements of net Assets available for benefits and measured them at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Fund is valued at contract value which equals fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cash flows that could be discounted, the fair value for these contracts is equal to the contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 3.05% for the years ended December 31, 2010 and 2009, respectively.

Income Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recently Adopted Accounting Guidance

Loans to Participants

In September 2010, the FASB issued Update 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans," which requires participant loans to be classified as notes receivable from participants. Participant loans are to be segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the statements of net assets available for benefits. Other than the reclassification requirements, the adoption of this new guidance did not have a material impact on the Plan's financial statements.

Fair Value of Financial Instruments

In January 2010, the FASB issued Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the rollforward activities for Level 3 fair value measurements, which will become effective for the Plan with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan's financial statements. See Note 3 - Fair Value of Measurements.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement," to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). Management is currently evaluating the impact of the new guidance on the Plan's financial statements.

NOTE 3 - Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with the Topic 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan's valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock and self directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Pooled Separate Accounts

Fair value represents the net asset value ("NAV") of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding. The pooled separate accounts are reported as Level 2.

Guaranteed Income Fund

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The investment in the guaranteed income fund is reported at contract value. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cash flows that could be discounted, the fair value for these contracts is equal to the contract value. The inputs used to estimate the fair value of the guaranteed income fund were derived from unobservable market data; therefore, the investment is reported as Level 3.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009:

	December 31, 2010
	Total	Level 1	Level 2	Level 3

Mutual funds:
Balanced	$47,852,628	$47,852,628	$-	$-
Growth	36,476,595	36,476,595	-	-
International	15,334,218	15,334,218	-	-
Fixed income	5,715,166	5,715,166	-	-
Value	4,023,715	4,023,715	-	-
	109,402,322	109,402,322	-	-
Pooled separate accounts:
Growth	28,969,169	-	28,969,169	-
Value	23,079,432	-	23,079,432	-
International	9,686,569	-	9,686,569	-
Fixed Income	8,254,032	-	8,254,032	-
Balanced	7,935,359	-	7,935,359	-
	77,924,561	-	77,924,561	-
Guaranteed Income Fund	38,523,415	-	-	44,846,300
Stifel Financial Corp. common stock	38,649,744	38,649,744	-	-
Self-directed brokerage accounts	13,798,239	13,798,239	-	-
	$284,621,166	$161,850,305	$77,924,561	$44,846,300

	December 31, 2009
	Total	Level 1	Level 2	Level 3

Mutual funds	$84,091,509	$84,091,509	$-	$-
Pooled separate accounts	56,287,637	-	56,287,637	-
Guaranteed Income Fund	38,523,415	-	-	38,523,415
Stifel Financial Corp. common stock	35,365,328	35,365,328	-	-
Self-directed brokerage accounts	12,015,458	12,015,458	-	-
	$226,283,347	$131,472,295	$56,287,637	$38,523,415

The following table summarizes the changes in fair value carrying values of the Plan's Level 3 financial instruments during the years ended December 31, 2010 and 2009:

Guaranteed Income Fund
Balance at December 31, 2008	$28,311,207
Purchases, issuances and settlements, net	10,212,208
Balance at December 31, 2009	38,523,415
Interest income	1,321,159
Purchases, issuances and settlements, net	5,001,726
Balance at December 31, 2010	$44,846,300

 NOTE 4 - Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2010 and 2009 were:

	December 31,
	2010	2009

Prudential Guaranteed Income Account	$44,846,300	$38,523,415
Stifel Financial Corp. common stock	38,649,744	35,365,328
American Funds Growth Fund of America - R5	16,865,297	14,582,073
Fidelity Contrafund	16,798,827	12,607,284
American Funds Investment Company of America R5 *	14,188,262	13,247,969
Self-directed brokerage accounts *	13,798,239	12,015,458

* Investment is less than 5% as of December 31, 2010. Shown for comparative purposes.

For the years ended December 31, 2010 and 2009, the Plan's investments including investments purchased and sold, as well as held during the year, appreciated in fair value as follows:

	December 31,
	2010	2009

Mutual funds	$12,513,532	$18,286,680
Pooled separate accounts	11,042,302	12,981,036
Stifel Financial Corp. common stock	2,106,896	8,546,865
Self-directed brokerage accounts	1,073,801	2,920,948
	$26,736,531	$42,735,529

NOTE 5 - Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1 above, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2010 and 2009, participants held 622,981 and 596,984 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $26,095 and $22,185 of record keeping fees to the Trustee during 2010 and 2009, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 - Subsequent Events

In accordance with Topic 855 "Subsequent Events," we evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan's financial statements. However, we identified the following as non-recognized subsequent events:

On July 1, 2010, the Parent completed its acquisition of Thomas Weisel Partners Group, Inc.  On January 3, 2011, assets of $21,535,303 from the Thomas Weisel Partners LLC 401(k) Plan were merged into the Plan.

Supplemental Schedules

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN: 43-0538770

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
	Pooled separate accounts:
*	Artisan International Growth	288,177 shares	$4,216,766
*	Artisan Mid Cap Growth	449,653 shares	7,415,494
*	Dryden S&P 500(R) Index Fund	96,847 shares	7,935,359
*	GSAM High Grade Bond	428,730 shares	8,254,032
*	LSV Asset Management International Value	502,528 shares	5,469,803
*	American Century Small Cap Value	256,352 shares	6,228,054
*	TimesSquare Small Cap Growth	432,264 shares	14,166,941
*	American Century Large Cap Growth	930,593 shares	7,386,734
*	Wellington Large Cap Value	882,481 shares	11,706,637
*	Wellington Mid Cap Value	219,563 shares	5,144,741

*	Prudential Guaranteed Income Fund	3.05%	44,846,300

*	Stifel Financial Corp. common stock	622,981 shares	38,649,744

	Mutual funds:
	Alger Mid Cap Growth Institutional I	198,061 shares	2,812,471
	American Funds Bond Fund of America R5	468,841 shares	5,715,166
	American Funds EuroPacific Growth R5	263,720 shares	10,894,264
	American Funds Growth Fund of America - R5	554,962 shares	16,865,297
	American Funds Investment Company of America R5	504,024 shares	14,188,262
	Davis NY Venture Y	209,524 shares	7,268,387
	Fidelity Contrafund	248,025 shares	16,798,827
	Lord Abbett Mid Cap Value I	246,249 shares	4,023,715
	Lord Abbett Small Cap Value I	209,926 shares	6,597,973
	Oakmark Equity & Income Fund I	320,971 shares	8,903,742
	Oppenheimer Developing Markets Y	277,292 shares	10,001,940
	Oppenheimer Global Y	88,195 shares	5,332,278

	Self-directed brokerage accounts	13,798,239 shares	13,798,239
			284,621,166
*	Participant loans	Interest at 4.25 - 10.0%, maturing through 2026	5,462,378
			$290,083,544
*	Represents a party-in-interest to the Plan.
	Column (d), cost, has been omitted, as all investments are participant directed.

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN: 43-0538770

Schedule H, Line 4(j) - Schedule of Reportable Transactions

Year Ended December 31, 2010

Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value on Transaction Date (h)	Net Gain (i)
Category II - Series of Non-Securities Transactions in Excess of 5% of Plan Assets.
Prudential Investments *	Guaranteed Income Fund	$16,380,471	$-	$16,380,471	$16,380,471	$-
Prudential Investments *	Guaranteed Income Fund	-	10,057,586	10,057,586	10,057,586	-

Category III - Series of Securities Transactions in Excess of 5% of Plan Assets.
Stifel Financial Corp. *	Common stock	8,708,309	-	8,708,309	8,708,309	-
Stifel Financial Corp. *	Common stock	-	7,530,788	4,948,798	7,530,788	2,581,990

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
By: Stifel Financial Corp., Administrator

Date: June 17, 2011	By:	/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President, Treasurer and Chief Financial Officer / Review Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm.